03011370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2003 SEC MAIL PROCESSING WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Faith Financial Securities Inc.

FN Clayton, Dunning & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 S. Bayshore Drive, #1E
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Lau 305-445-8776
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner & Associates, LLP
(Name -- if individual, state last, first, middle name)

One SE Third Avenue, #1440	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY:

OATH OR AFFIRMATION

I, Robert C. Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Dunning & Company Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Robert C. Lau
Signature

President
Title

Linda Lott
Notary Public

OFFICIAL NOTARY SEAL
LINDA LOTT
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC953410
MY COMMISSION EXP. JULY 17,2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- N/A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- N/A ☐ (m) A copy of the SIPC Supplemental Report
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditors' report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CLAYTON, DUNNING & COMPANY INC.

MIAMI, FLORIDA

TURNER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

SunTrust International Center
One Southeast Third Avenue
Suite 1440
Miami, Florida 33131

Telephone 305-377-0707
Facsimile 305-377-0787
www.turnercpas.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Clayton, Dunning & Company Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Clayton, Dunning & Company Inc. (the "Company") as of December 31, 2002 and the related statements of income and changes in stockholder's equity, and statement of changes in financial condition for the year then ended, that you are filing pursuant to the rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Dunning & Company Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner & Associates, LLP

February 24, 2003

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

ASSETS

ASSETS	
Cash and cash equivalents	$ 6,341
Equipment, at cost, net	10,139
Prepaid expenses	3,005
Deposit	3,600
Total assets	$23,085

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, authorized 1,000 shares, issued 1,000 shares	10
Additional paid-in capital	18,509
Retained earnings	4,566
Total liabilities and stockholder's equity	$23,085

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME AND CHANGES
IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

REVENUES		
Commissions and fees		$31,741
EXPENSES		
Commissions	$26,850	
Depreciation	2,786	
Insurance	440	
Licenses and permits	3,578	
Office and supplies	804	
Professional fees	1,050	
Total expenses		35,508
INTEREST INCOME		101
Net loss		(3,666)
STOCKHOLDER'S EQUITY, January 1, 2002		25,051
Capital Contribution		1,700
STOCKHOLDER'S EQUITY, December 31, 2002		$23,085

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

NONE

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,666)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,786	
Decrease in prepaid expenses	(453)	
Net cash used in operating activities		$ (1,333)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(381)
CASH FLOWS FROM FINANCIAL ACTIVITIES		
Capital contribution		1,700
Net decrease in cash		(14)
CASH AND CASH EQUIVALENTS, January 1, 2002		6,355
CASH AND CASH EQUIVALENTS, December 31, 2002		$ 6,341

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Clayton Dunning & Company Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a corporation incorporated under the laws of the State of Florida. The Company completes all customer transactions through another broker-dealer on a fully disclosed basis. The Company collected fees and commissions from several different sources in 2002, and is continuing to explore new business opportunities for 2003 and beyond.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

INCOME TAXES

No liability or provision for income taxes appears on the accompanying financial statements as the Company has elected to be treated as an "S" corporation for federal income tax purposes. Pursuant to the election, the corporate income is taxed to the Company's stockholder.

NOTE 2 - RELATED PARTY TRANSACTION

Included in the statement of income under the caption of "Commissions" expense is $26,850 paid to the sole stockholder as fees for services rendered to the Company.

During 2002, the Company was provided office space at no charge by its shareholder.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

1	Total ownership equity (o/e)	$23,085
2	Deduct o/e not allowable for net capital	-
3	Total o/e qualified for net capital	23,085
4	Add:	
	A Allowable subordinated liabilities	-
	B Other deductions or credits	-
5	Total capital and allowable subloans	23,085
6	Deductions and/or charges	
	A Total non-allowable assets:	
	Equipment, at cost, net	10,139
	Prepaid expenses	3,005
	Deposits	3,600
	Total	16,744
	B Secured demand note deficiency	-
	C Cap charges for spot and commodity futures	-
	D Other deductions and/or charges	
7	Other additions and/or allowable credits	-
8	Net capital before haircuts	6,341
9	Haircuts on securities:	
	A Contractual commitments	-
	B Subordinated debt	-
	C Trading and investment securities:	
	1 Exempted securities	-
	2 Debt securities	-
	3 Options	-
	4 Other securities	-
	D Undue concentration	-
	E Other	-
10	Net capital	$ 6,341

See independent auditors' report

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
AS OF DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

11 Minimum net capital required: (based on aggregate indebtedness)	N/A
12 Minimum dollar requirement	5,000
13 Net capital requirement (greater of line 11 or 12)	5,000
14 Excess net capital	1,341
15 Excess net capital @ 1000% (net capital - 10% of AI)	$6,341
Computation of aggregate indebtedness	
16 Total AI liability from balance sheet	-
17 Add:	
A Drafts for immediate credit	-
B Market value of sec borrowed where no	-
equivalent value is paid or credited	-
C Other unrecorded amounts	-
19 Total aggregate indebtedness	-
20 Ratio of AI/NC	N/A
21 Percentage of debt to debt equity	N/A

Reconciliation with Company's computations (included in Part II of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$6,341

See independent auditors' report

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

NOT APPLICABLE

See independent auditors' report

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002
CLAYTON, DUNNING & COMPANY INC.

NOT APPLICABLE

See independent auditors' report

REPORT ON

INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2002

CLAYTON, DUNNING & COMPANY, INC.

MIAMI, FLORIDA

TURNER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

SunTrust International Center
One Southeast Third Avenue
Suite 1440
Miami, Florida 33131

Telephone 305-377-0707
Facsimile 305-377-0787
www.turnercpas.com

Board of Directors
Clayton, Dunning & Company, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Clayton, Dunning & Company, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Turner & Associates, LLP

February 24, 2003